Exhibit 5

Return on Equity and Assets Ratios

	For the Year-Ended October 2025	For the Year-Ended October 2024	For the Year-Ended October 2023(1)
Return on Assets	0.85%	0.77%	0.73%
Return on Equity	16.3%	14.4%	14.3%
Dividend Payout Ratio	43%	50%	52%

(1) Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023.